UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 000-50041

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

USI 401(k) PLAN
(formerly, the USI SERVICES CORP. 401(k) PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

USI HOLDINGS CORPORATION
555 Pleasantville Road
Suite 160 South
Briarcliff Manor, New York 10510

USI 401(k) PLAN (formerly, the USI SERVICES CORP. 401(k) PLAN)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
USI 401(k) Plan
Briarcliff Manor, New York

We have audited the accompanying statements of assets available for benefits of USI 401(k) Plan (formerly, the USI Services Corp. 401(k) Plan) (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/   Deloitte & Touche LLP
New York, New York
June 29, 2006

USI 401(k) PLAN (formerly, the USI SERVICES CORP. 401(k) PLAN)

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Participant-directed investments:		
Mutual funds	$ 152,729,790	$ 116,895,676
Interest-bearing cash	8,214,386	5,428,422
Common/collective trust	7,578,572	5,603,966
Participant loans	3,471,509	2,997,854
	171,994,257	130,925,918
Contributions receivable:		
Employer	145,853	257,219
Participants	344,302	551,077
	490,155	808,296
ASSETS AVAILABLE FOR BENEFITS	$ 172,484,412	$ 131,734,214

See notes to financial statements.

USI 401(k) PLAN (formerly, the USI SERVICES CORP. 401(k) PLAN)

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

	2005
ADDITIONS:	
Net appreciation in value of investments	$ 4,097,836
Interest income	394,977
Dividends	5,790,652
Contributions:	
Employer	4,553,052
Participants	12,484,221
Rollovers	2,614,717
Total additions	29,935,455
DEDUCTIONS:	
Benefits paid to participants	16,399,645
Administrative expenses	144,154
Total deductions	16,543,799
PLAN MERGERS - ASSETS TRANSFERRED INTO THE PLAN (Note 4)	27,358,542
NET INCREASE	40,750,198
ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	131,734,214
End of year	$ 172,484,412

See notes to financial statements.

USI 401(k) PLAN (formerly, the USI SERVICES CORP. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1. **DESCRIPTION OF PLAN**

The following brief description of the USI 401(k) Plan (formerly, the USI Services Corp. 401(k) Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution savings plan that covers substantially all employees of USI Holdings Corporation and its affiliates (the "Company", the "Employer" or the "Sponsor"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan at age 21 or older and after one month of service.

Contributions—Participants of the Plan can elect to contribute one hundred percent of the Participant's compensation subject to certain Internal Revenue Code ("IRC") limitations (maximum of $14,000 in 2005 and $13,000 in 2004). Employer matching contributions are made by the Company on a pay period basis throughout the year. The Company may make a discretionary employer match of $0.75 for each dollar contributed up to the first 4% of a participant's annual compensation, for a maximum employer match of 3% of annual compensation. In addition, the Board of Directors of the Company may elect to make an employer profit sharing contribution to the Plan.

Vesting—Participants are immediately vested in their own voluntary contributions plus any earnings thereon. Vesting in the Company contributed portion of their accounts plus any earnings is based on years of credited service. A participant is 100% vested after five years of credited service.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, as well as (c) charged with an allocation of administrative expenses initially funded by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts—Forfeited accounts are used to reduce future employer contributions. In 2005, $227,031 was used to reduce employer contributions. As of December 31, 2005 and 2004, non-allocated forfeitures were $239,196 and $229,611, respectively.

Investment Options—All investment programs are fully participant-directed. Participants may direct the investment of their contributions and Company contributions into any of the Plan's available investment options.

Participant Loans—Participant loans are available to active employees of up to 50% of an employee's vested balance, a minimum of $1,000 and up to a maximum of $50,000. There is a one-time $100 loan origination fee. Loan terms are a maximum of five years or, for the purchase of a primary residence, for a maximum of ten years. Loans are secured by the participant's account balance and bear interest at one percent over the prime rate at the time when the loan is made (between 5% and 10% in recent years). Notwithstanding the foregoing, loans associated with plan mergers are carried forward at their existing interest rates and payment terms.

Participant Withdrawals—In-service withdrawals from the Plan are available upon hardship or attainment of age 59 ½ in accordance with Plan provisions. Additionally, participants with roll-over accounts from other plans or arrangements may withdraw those amounts at any time. Upon termination of service due to death, disability or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

Plan Termination—Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. **SUMMARY OF ACCOUNTING POLICIES**

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments in mutual funds and USI company stock are stated at fair value, which is based on quoted market prices. The common/collective trust assets are valued at stated contract cost. Participant loans are stated at their outstanding principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit Payments to participants are recorded upon distribution.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan primarily utilizes mutual fund investment instruments, which are exposed to overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan, as provided in the Plan Document.

3. **INVESTMENTS**

The Plan's investments that represented five percent or more of the Plan's assets available for benefits at December 31 are as follows:

	2005 Shares	2005	2004 Shares	2004
Washington Mutual Investment Fund	809,553	$ 24,966,622	728,912	$ 22,435,902
Franklin Flex Cap Growth Fund	434,012	17,438,613	411,664	15,573,250
Income Fund of America	704,210	12,753,249	560,384	10,400,727
Franklin Balance Sheet Investment Fund	203,371	12,554,095	164,957	9,610,366
Templeton Growth Fund	419,147	9,615,239	358,747	8,211,730
Seligman Communications & Information Fund	—	—	315,869	8,029,402
Pioneer Mid-Cap Value	425,195	9,924,049	272,699	6,784,746
American EuroPacific Fund	218,516	8,981,037	137,395	4,895,388
Evergreen Equity Index Fund	181,228	8,454,283	137,968	6,247,175

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity	$ 7,045,209
International equity	2,109,275
Fixed income	286,070
Common/collective trust	213,903
*USI stock fund	234,031
Net appreciation of investments	$ 9,888,488

___

* Permitted Party-In-Interest

4. **PLAN MERGERS**

During 2005 and 2004, the Company made acquisitions of companies whose employees became participants in the Plan. Net assets from acquired companies' plans were transferred into similar investment programs offered by the Plan. Participants have the option to then further direct their investments into other investment options offered by the Plan. Net assets from acquired companies of $27,358,542 were transferred into the Plan during 2005.

5. **INCOME TAX STATUS**

The Internal Revenue Service has determined and informed the Company by letter dated January 19, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt, under appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. **Exempt Party-In-Interest Transactions**

At December 31, 2005 and 2004, the Plan held 90,959 shares and 63,270 shares, respectively, of Company common stock. Additional information with respect to the Company common stock is presented in Note 3.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan.

Certain fees, to the extent not paid by the Company, are paid by the Plan.

Total participant loans amounted to $3,471,509 and $2,997,854 at December 31, 2005 and December 31, 2004, respectively.

Recordkeeping is performed by USI Consulting Group, an affiliate of the company. Administrative fees of $144,154 in 2005 paid to USI Consulting Group are included in the administrative expenses on the Statement of Changes in Assets Available for Benefits for the year ended December 31, 2005.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA's rules on prohibited transactions.

*****

USI 401(k) PLAN (formerly, the USI SERVICES CORP. 401(k) PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
			**	
*	USI Stock Fund	90,959 units	$	1,110,601
	Registered Investment Company:			
	ING Intermediate Bond Fund	245,972 shares		2,533,515
	PIMCO High Yield Fund	384,730 shares		3,739,580
	Income Fund of America	704,210 shares		12,753,249
	Oppenheimer Quest Balanced Fund	171,999 shares		3,071,894
	Washington Mutual Investment Fund	809,553 shares		24,966,622
	Evergreen Equity Index Fund	181,228 shares		8,454,283
	Calvert Social Investment Equity	63,316 shares		2,235,048
	Enterprise Growth	387,819 shares		6,697,632
	Pioneer Mid-Cap Value	425,195 shares		9,924,049
	ING Index Plus Mid-Cap	386,205 shares		6,569,349
	Franklin Flex-Cap Growth Fund	434,012 shares		17,438,613
	Franklin Balance Sheet Investment Fund	203,371 shares		12,554,095
	Seligman Communications & Info. Fund	307,500 shares		8,391,666
	Templeton Growth Fund	419,147 shares		9,615,239
	Oppenheimer Global Fund	83,554 shares		5,573,020
	EuroPacific Growth Fund	218,517 shares		8,981,037
	Life Points Conservative Strategy	60,483 shares		645,357
	Life Points Moderate Strategy	32,435 shares		354,190
	Life Points Balanced Strategy	160,495 shares		1,799,146
	Life Points Aggressive Strategy	77,140 shares		864,736
	Pioneer Cash Reserve Fund	239,196 shares		239,196
	American Funds Cash Management	7,349,820 shares		7,349,820
	Fixed Income Portfolio – EV Government	85,444 shares		624,597
	Fixed Income Portfolio – Evergreen US	125,420 shares		1,247,931
	Fixed Income Portfolio – Calvert	76,109 shares		1,275,590
	Fixed Income Portfolio – Pioneer Strategy	127,063 shares		1,308,751
	Fixed Income Portfolio – Excelsior	625,370 shares		625,370
	Common/Collective Trusts – Morley Stable Value	394,430 units		7,578,572
*	Participant Loans (maturing through May 2013 at interest rates ranging from 4% to 10%)			3,471,509
			$	171,994,257

---

*	Represents a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


USI 401(k) PLAN (formerly, the USI SERVICES CORP. 401(k) PLAN)
(Full Title of the Plan)


Date: June 29, 2006

By: /s/ Robert Nesbit
Name: Robert Nesbit
Title: Senior Vice President & Chief Human Resources Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm